SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 13e-4)
Tender Offer Statement under Section
14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
(AMENDMENT NO. 2)

RADVISION LTD.
(Name of Subject Company (Issuer))

RADVISION LTD.
(Name of Filing Person (Offeror))

ORDINARY SHARES, PAR VALUE NIS 0.10 PER SHARE
(Title of Class of Securities)

M81869105
(CUSIP Number of Class of Securities)

Rael Kolevsohn
Vice President and General Counsel
24 Raoul Wallenberg Street, Tel-Aviv 69719, Israel
+972-3-767-9394
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With copies to:
Steven J. Glusband, Esq. Carter Ledyard & Milburn LLP 2 Wall Street New York, New York 10005 Telephone: (212) 732-3200 Telecopy: (212) 732-3232	Noam Nativ, Adv. Goldfarb, Levy, Eran, Meiri, Tzafrir & Co. 2 Weizmann Street Tel Aviv 64239, Israel Telephone: (972) 3-608-9999

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$7,126,348	$508.11

*	For purposes of calculating the filing fee only, this amount is based on the offer to purchase 976,212 ordinary shares of Radvision Ltd. at a purchase price of $7.30 cash per share.

**	Calculated in accordance with Section 14(g) of the Securities Exchange Act of 1934, as amended, by multiplying the transaction valuation by 0.0000713.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $508.11.                                                                                     Filing Party: RADVISION Ltd.
Form or Registration No.: Schedule TO.                                                                           Date Filed: July 27, 2010.

☐         Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:
☐         third-party tender offer subject to Rule 14d-1
☒        issuer tender offer subject to Rule 13e-4
☐         going-private transaction subject to Rule 13e-3
☐         amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐         Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐         Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO originally filed by RADVISION Ltd., an Israeli company (“Radvision”) on July 27, 2010 with the Securities and Exchange Commission, and amended by Amendment No. 1 on August 2, 2010 (as amended, the “Schedule TO”) relating to an offer by Radvision to purchase 5.0% of its voting power and issued and outstanding ordinary shares, nominal (par) value NIS 0.10 per share (the “Shares”) (currently 976,212 Shares), at $7.30 per Share, net to the seller in cash, less any applicable withholding taxes, and without interest, upon the terms of, and subject to the conditions to, the Offer to Purchase, dated July 27, 2010 (the “Offer to Purchase”) and the related Letter of Transmittal, copies of which were previously filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with any amendments or supplements thereto, constitute the “Offer”).

This Amendment No. 2 is intended to satisfy the reporting requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended.  The information contained in the Schedule TO, the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference in response to all of the items of this Amendment No. 2, except that such information is hereby amended and supplemented to the extent specifically provided herein.  Capitalized terms used herein but not otherwise defined have the meaning ascribed to such terms in the Offer to Purchase.

ITEM 1. SUMMARY TERM SHEET.

The information set forth in the response to “When can I withdraw the RADVISION shares I tendered in the offer?” on page iv in the Offer to Purchase under “Summary Term Sheet” is hereby amended and restated in its entirety as follows:

“You may withdraw any previously tendered RADVISION shares at any time prior to the completion of the Initial Offer Period, but not during the Additional Offer Period.  In addition, under U.S. law, tendered RADVISION shares may be withdrawn at any time after 40 business days from the date of the commencement of the offer if we have not yet accepted the RADVISION shares for payment.  However, we have been granted exemptive relief by the SEC to provide the Additional Offer Period without withdrawal rights, to the extent such rights would otherwise apply.  See Section 1 and Section 4.”

The information set forth in the first paragraph in the response to “Are there any conflicts of interest in the offer?” on page v in the Offer to Purchase under “Summary Term Sheet” is hereby amended and restated in its entirety as follows:

“Yes.  Mr. Zohar Zisapel, the Chairman of our board of directors, who currently beneficially owns approximately 24.97 % of the issued and outstanding RADVISION shares (excluding shares held by us in treasury, but including options, held by Mr. Zisapel, to purchase 45,000 RADVISION shares that are exercisable as of today or within 60 days of the date of this offer to purchase) and 24.80% of the RADVISION voting power, has informed us that he does not intend to tender his RADVISION shares in the offer.  If the offer is successful, Mr. Zisapel will own more than 25.0% of our voting power, will be deemed a “controlling shareholder” under Israeli law, and will be able to purchase RADVISION shares in the open market or through private transactions.  In the event Mr. Zisapel initiates such transactions in the future, RADVISION’s other shareholders will not be entitled to participate in such transactions.  Purchases by Mr. Zisapel following the successful completion of the offer need not be made by means of a tender offer as long as his (together with his affiliates) aggregate percentage ownership of issued and outstanding RADVISION shares does not reach 45.0%, in which event, such purchases must be made by means of a special tender offer or private placement approved by RADVISION’s shareholders (unless there is another shareholder who holds 45.0% or more of the RADVISION voting power).  In addition, in the event that Mr. Zisapel increases his ownership interest in RADVISION, he may effectively have veto power over transactions for the potential change of control of RADVISION.  If the offer is not consummated, Mr. Zisapel will be prohibited by Israeli law to hold more than 25.0% of our voting power.  This offer, if successful, will relieve Mr. Zohar Zisapel from the need to conduct a special tender offer by himself should he wish to hold more than 25.0% of our voting power.  Accordingly, Mr. Zohar Zisapel has a “personal interest” in the offer (as such term is defined in Section 1 of the Israeli Companies Law).  Therefore, Mr. Zohar Zisapel did not take any part in the deliberations or voting of the board of directors of RADVISION in connection with the offer.  In addition, Mr. Zohar Zisapel’s votes at the extraordinary general meeting of shareholders of RADVISION will not be counted when calculating the votes of disinterested shareholders.”

ITEM 4. TERMS OF THE TRANSACTION.

(a)           The amended and restated information set forth in the response to “When can I withdraw the RADVISION shares I tendered in the offer?” on page iv in the Offer to Purchase under “Summary Term Sheet, set forth above in Item 1 titled “Summary Term Sheet,” is incorporated herein by reference.

The amended and restated information set forth in the first paragraph in the response to “Are there any conflicts of interest in the offer?” on page v in the Offer to Purchase under “Summary Term Sheet,” set forth above in Item 1 titled “Summary Term Sheet,” is incorporated herein by reference.

The third paragraph in the Offer to Purchase under the heading “Background to the Offer—Background” is hereby amended and restated in its entirety as follows:

“Under Israeli law, once a shareholder (together with its affiliates) owns in excess of 25.0% of the voting power of a company, such shareholder may purchase shares in the open market or through private transactions, and the company’s other shareholders will not be entitled to participate in such transactions.  Purchases by such shareholder need not be made by means of a tender offer, unless as a result of the purchases the shareholder (together with its affiliates) would own in excess of 45.0% of the issued and outstanding shares of the company (unless there is another shareholder who holds 45.0% or more of the company’s voting power).  Accordingly, the offer would result in a potential benefit to Mr. Zohar Zisapel if his voting power in RADVISION would be increased to more than 25.0% following the offer and, therefore, Mr. Zisapel is deemed to have a "personal interest" in this offer (as such term is defined in Section 1 of the Israeli Companies Law). In addition, his brother, Mr. Yehuda Zisapel, a principal shareholder of RADVISION, by virtue of his familial relationship to Mr. Zohar Zisapel, is also deemed to have a “personal interest” in the offer. Under Section 268 of the Israeli Companies Law, Zohar and Yehuda Zisapel are deemed to hold their RADVISION shares together for the purpose of the Israeli Companies Law's provisions relating to the approval of interested party transactions. Since Zohar and Yehuda Zisapel currently hold together more than 25.0% of the voting power of RADVISION, the offer may be deemed to constitute an “extraordinary transaction” of RADVISION in which Messrs. Zohar Zisapel and Yehuda Zisapel have a personal interest, and Zohar and Yehuda Zisapel may be deemed to be “controlling shareholders” (as such term is defined in Section 1 of the Israeli Companies Law) for the purpose of the shareholder approval required for this offer. Under the Israeli Companies Law, “extraordinary transactions” of a public company with its controlling shareholder or in which its controlling shareholder has a personal interest, generally require the approval of the company's audit committee, board of directors and shareholders (by a special majority), in that order.”

The ninth paragraph in the Offer to Purchase under the heading “Background to the Offer— Plans for RADVISION after the Offer; Certain Effects of the Offer” is hereby amended and restated in its entirety as follows:

“As of July 26, 2010, Mr. Zohar Zisapel beneficially owned approximately 24.97 % of the issued and outstanding RADVISION shares (excluding shares held by us in treasury, but including options, held by Mr. Zisapel, to purchase 45,000 RADVISION shares that are exercisable as of today or within 60 days of the date of this offer to purchase) and 24.80% of the RADVISION voting power.  Since Mr. Zisapel informed us that he does not intend to tender shares in the offer, Mr. Zisapel’s aggregate percentage of the voting power of RADVISION will exceed 25.0% following consummation of the offer, and he will be deemed a “controlling shareholder” under Israeli law.  Under Israeli law, following the consummation of the offer, transactions between Mr. Zisapel and RADVISION and transactions of RADVISION in which he will have an interest (other than solely through his ownership of RADVISION shares), which are material, or not in the ordinary course of business or not on market terms, require the approval of RADVISION’s shareholders by a special majority.  Specifically, in addition to approval by RADVISION’s audit committee and board of directors, in that order, such transactions would require the affirmative vote of the holders of a majority of the RADVISION shares present , in person or by proxy, and voting on the matter, provided that either (i) such majority includes at least one-third of the votes of disinterested shareholders voting on the matter (not including abstentions) or (ii) the total number of votes of disinterested shareholders voted against the matter does not exceed one percent of our voting power. Under Israeli law, if a shareholder (together with its affiliates) owns in excess of 25.0% of the voting power of a company, such shareholder may purchase shares in the open market or through private transactions, and the company’s other shareholders will not be entitled to participate in such transactions.  Purchases by such shareholder need not be made by means of a tender offer as long as the shareholder (together with its affiliates) aggregate percentage ownership of issued and outstanding shares of the company does not reach 45.0%, in which event, such purchases must be made by means of a special tender offer or private placement approved by the shareholders (unless there is another shareholder who holds 45.0% or more of the company’s voting power).  Accordingly, since the shareholdings of Mr. Zisapel would be in excess of 25.0% of our voting power following the consummation of the offer, he may purchase RADVISION shares in the open market or through private transactions, and not solely by means of a tender offer, as long as his (together with his affiliates) aggregate percentage ownership of issued and outstanding RADVISION shares does not reach 45.0%.  In addition, in the event that Mr. Zisapel increases his ownership interest in RADVISION, he may effectively have veto power over transactions for the potential change of control of RADVISION.”

The second paragraph in the Offer to Purchase under the heading “Background to the Offer- Interests of Persons in the Offer” is hereby amended and restated in its entirety as follows:

“Mr. Zohar Zisapel, our Chairman of the board of directors, who currently beneficially owns approximately 24.97% of the issued and outstanding RADVISION shares (excluding shares held by us in treasury, but including options, held by Mr. Zisapel, to purchase 45,000 RADVISION shares that are exercisable as of today or within 60 days of the date of this offer to purchase) and 24.80% of the RADVISION voting power, has informed us that he does not intend to tender his RADVISION shares in the offer.  If the offer is successful, Mr. Zisapel will own more than 25.0% of our voting power, will be deemed a “controlling shareholder” under Israeli law, and will be able to purchase RADVISION shares in the open market or through private transactions.  In the event Mr. Zisapel initiates such transactions in the future, RADVISION’s other shareholders will not be entitled to participate in such transactions.  Purchases by Mr. Zisapel following the successful completion of the offer need not be made by means of a tender offer as long as his (together with his affiliates) aggregate percentage ownership of issued and outstanding RADVISION shares does not reach 45.0%, in which event, such purchases must be made by means of a special tender offer or private placement approved by RADVISION’s shareholders (unless there is another shareholder who holds 45.0% or more of the RADVISION voting power).  In addition, in the event that Mr. Zisapel increases his ownership interest in RADVISION, he may effectively have veto power over transactions for the potential change of control of RADVISION.  If the offer is not consummated, Mr. Zisapel will be prohibited by Israeli law to hold more than 25.0% of our voting power.  This offer, if successful, will relieve Mr. Zisapel from the need to conduct a special tender offer by himself should he wish to hold more than 25.0% of our voting power.  Accordingly, Mr. Zohar Zisapel has a “personal interest” in the offer (as such term is defined in Section 1 of the Israeli Companies Law).  Therefore, Mr. Zohar Zisapel did not take any part in the deliberations or voting of the board of directors of RADVISION in connection with the offer.  In addition, Mr. Zohar Zisapel’s votes at the extraordinary general meeting of shareholders of RADVISION, to be convened on Tuesday, August 31, 2010 for the purpose of approving the offer, will not be counted when calculating the votes of disinterested shareholders.”

The first paragraph in the Offer to Purchase under Section 4 (“Withdrawal Rights”) is hereby amended and restated in its entirety as follows:

“You may withdraw previously tendered RADVISION shares at any time prior to 10:00 a.m., New York time, or 5:00 p.m., Israel time, on the Initial Completion Date, but not during the Additional Offer Period (see Section 1 and Section 10).  In addition, under U.S. law, tendered RADVISION shares may be withdrawn at any time after 40 business days from the date of the commencement of the offer if we have not yet accepted the RADVISION shares for payment.  However, we have been granted exemptive relief by the SEC to provide the Additional Offer Period without withdrawal rights, to the extent such rights would otherwise apply.  If we extend the Initial Offer Period, delay our acceptance for payment of RADVISION shares or are unable to accept RADVISION shares for payment pursuant to the offer for any reason, then, without prejudice to our rights under the offer but subject to applicable law, the Depositaries may, nevertheless, on our behalf, retain tendered RADVISION shares, and those RADVISION shares may not be withdrawn except to the extent that tendering shareholders are entitled to withdrawal rights as described in this Section 4.  However, our ability to delay the payment for RADVISION shares that we have accepted for payment is limited by applicable law, including Rule 13e-4(f)(5) under the Exchange Act (relating to our obligation to either pay for or return tendered shares promptly after the termination or withdrawal of the offer).  Any delay will be by an extension of the offer to the extent required by law.”

(b)           The amended and restated ninth paragraph in the Offer to Purchase under the heading “Background to the Offer— Plans for RADVISION after the Offer; Certain Effects of the Offer,” set forth above in section (a) of this Item 4 titled “Terms of the Transaction,” is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

The amended and restated third paragraph in the Offer to Purchase under the heading “Background to the Offer—Background,” set forth above in Item 4 titled “Terms of the Transaction,” is incorporated herein by reference.

The amended and restated ninth paragraph in the Offer to Purchase under the heading “Background to the Offer— Plans for RADVISION after the Offer; Certain Effects of the Offer,” set forth above in Item 4 titled “Terms of the Transaction,” is incorporated herein by reference.

ITEM 12. EXHIBITS.

NO.	DESCRIPTION

(a)(1)(A)	Offer to Purchase dated July 27, 2010, as amended.

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(D)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Guidelines for Certification of Taxpayer Identification Number on Substitute W-9.*

(a)(1)(F)	Notice of Objection.*

(a)(1)(G)	Declaration Form ("Declaration of Status for Israeli Income Tax Purposes").*

(a)(5)(A)	Text of Press Release issued by Radvision on July 27, 2010.*

(a)(5)(B)	Form of Cover of ‘Mifrat’ filed with the Israeli Securities Authority on July 27, 2010.**

(a)(5)(C)	Form of Acceptance and Objection Notices filed with the Israeli Securities Authority on July 27, 2010.**

(a)(5)(D)	Proxy statement issued by Radvision dated August 2, 2010.*

(b)	Not applicable.

(d)	Form of 2000 Employees Stock Option Plan.(1)

(g)	Not applicable.

(h)	Not applicable.

________________________

* Previously filed with the Schedule TO.

** Previously filed with the Schedule TO. English translation from Hebrew.

(1)	Filed as an exhibit to our registration statement on Form F-1, registration number 333-30916, as amended, filed with the Securities and Exchange Commission, and incorporated herein by reference.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RADVISION LTD. By: /s/ Boaz Raviv Name: Boaz Raviv Title: Chief Executive Officer

Dated: August 16, 2010

ITEM 12. EXHIBITS.

NO.	DESCRIPTION

(a)(1)(A)	Offer to Purchase dated July 27, 2010, as amended.

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(D)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Guidelines for Certification of Taxpayer Identification Number on Substitute W-9.*

(a)(1)(F)	Notice of Objection.*

(a)(1)(G)	Declaration Form ("Declaration of Status for Israeli Income Tax Purposes").*

(a)(5)(A)	Text of Press Release issued by Radvision on July 27, 2010.*

(a)(5)(B)	Form of Cover of ‘Mifrat’ filed with the Israeli Securities Authority on July 27, 2010.**

(a)(5)(C)	Form of Acceptance and Objection Notices filed with the Israeli Securities Authority on July 27, 2010.**

(a)(5)(D)	Proxy statement issued by Radvision dated August 2, 2010.*

(b)	Not applicable.

(d)	Form of 2000 Employees Stock Option Plan.(1)

(g)	Not applicable.

(h)	Not applicable.

________________________

* Previously filed with the Schedule TO.

** Previously filed with the Schedule TO. English translation from Hebrew.

(1)	Filed as an exhibit to our registration statement on Form F-1, registration number 333-30916, as amended, filed with the Securities and Exchange Commission, and incorporated herein by reference.